Exhibit (a)(i)

Offer to Purchase

Satélites Mexicanos, S.A. de C.V.

Offer to Purchase for Cash

All or Any Portion of the Outstanding 9.50% Senior Secured Notes Due 2017

of

Satélites Mexicanos, S.A. de C.V. (the “Company”)

CUSIP Nos. 80402R AA4, P8521X AA1, 80402R AB2, 803895 AJ0

As more fully described in this Offer to Purchase dated as of January 31, 2014, (this “Offer to Purchase”), the Company is required to make an offer to purchase for cash all of the Company’s outstanding 9.50% Senior Secured Notes due 2017 (the “Notes”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Acceptance (the “Acceptance Letter”). The Company is conducting this offer (the “Change of Control Offer”) in compliance with Section 4.15 of the Indenture (as defined below).

The Change of Control Offer is being made in connection with a Change of Control as defined in the Indenture, dated as of May 5, 2011 (as amended from time to time, the “Indenture”), by and between Satmex Escrow, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of the United Mexican States (the “Escrow Issuer”), a wholly-owned subsidiary of the Company, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (the “Trustee”). Effective as of May 26, 2011, the Escrow Issuer was merged into the Company. The Company has appointed Wilmington Trust, National Association as Depositary (the “Depositary”) with respect to the Change of Control Offer. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

The Change of Control occurred in connection with a Securities Purchase Agreement (the “Purchase Agreement”), dated as of July 30, 2013, pursuant to which Eutelsat SA., a French société anonyme (the “Buyer”), acquired, directly and indirectly, all of the outstanding shares of the Company (the “Acquisition”). The Acquisition, as more fully described in the Reports of Foreign Private Issuer on Form 6-K filed by the Company on August 1, 2013 and January 6 2014, was completed on January 1, 2014 and constituted a Change of Control under the Indenture, which requires the Company, within 30 days following January 1, 2014, to make an offer to each Holder to repurchase all or any part (equal to a minimum denomination of $2,000 or an integral multiple of $1,000 in excess thereof or smaller denominations issued to accommodate book entry positions created in denominations of less than $2,000 by The Depository Trust Company (“DTC”) or its participants) of that Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to the date of purchase, subject to the rights of the Holder of Notes on the relevant record date to receive interest due on the relevant interest payment date (the “Change of Control Payment”).

THIS CHANGE OF CONTROL OFFER WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 3, 2014 (THE “EXPIRATION DATE”). TENDERS OF NOTES PURSUANT TO THIS CHANGE OF CONTROL OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 4, 2014 (THE “WITHDRAWAL DATE”). THE CHANGE OF CONTROL PAYMENT WILL BE MADE ON MARCH 6, 2014 (THE “CHANGE OF CONTROL PAYMENT DATE”).

The Offer is being made pursuant to Section 4.15 of the Indenture.

The date of this Change of Control Offer is January 31, 2014.

No person has been authorized to give any information or to make any representations other than those contained in this Change of Control Offer and, if given or made, such information or representations must not be relied upon as having been authorized. This Change of Control Offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances in which such offer or solicitation is unlawful.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Offer to Purchase incorporates documents by reference which are not presented in or delivered with this Offer to Purchase.

The following documents filed by the Company are hereby incorporated by reference and shall be considered to be part of this Offer to Purchase:

•	Annual Report on Form 20-F for the year ended December 31, 2012 (filed on April 26, 2013 and amended on Form 20-F/1 filed on May 24, 2013); and

•	Reports of Foreign Private Issuer on Form 6-K filed on May 15, 2013, June 6, 2013, July 29, 2013, August 1, 2013, August 14, 2013, August 15, 2013, November 15, 2013 and January 6, 2014.

All documents and reports that the Company files with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) after the date hereof and prior to the Expiration Date shall be incorporated by reference into this Offer to Purchase from the date of filing of such documents. The information contained on our website www.satmex.com is not incorporated into this Offer to Purchase.

You should not assume that the information in this Offer to Purchase, any supplement hereto or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this Offer to Purchase will be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or any other subsequently filed document that is deemed to be incorporated by reference into this Offer to Purchase modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

The information relating to the Company contained in this Offer to Purchase should be read together with the information in the documents incorporated by reference.

THE OFFER TO PURCHASE

If any Holder of the Notes (or beneficial owner thereof) has questions regarding this Change of Control Offer, the Holder (or beneficial owner) should contact Juan Antonio García Gayou Facha at phone: +52 (55) 2629-5800 or e-mail: juan.garcia@satmex.com.

The Depositary assumes no responsibility for the accuracy or completeness of the information concerning the Company or any of their affiliates contained in this Offer to Purchase or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

Neither the Company nor the Trustee shall be held responsible for the use of any CUSIP numbers, nor is any representation made as to the correctness or accuracy of the CUSIP numbers listed in this notice or printed on the Notes. They are included solely for convenience of the Holders

Each person delivering an Acceptance Letter should carefully consider the tax consequences of selling its Notes pursuant to the Change of Control Offer, and should consult its own advisor as to the tax consequences relating to the Offer.

General

The Company hereby offers to each Holder to purchase for cash any and all of that Holder’s Notes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Acceptance Letter. For each $1,000.00 principal amount of Notes tendered by a Holder, the Company will pay such Holder $1,010.00, plus accrued and unpaid interest to the Change of Control Payment Date, subject to the rights of the Holder of Notes on the relevant record date to receive interest due on the relevant interest payment date. On the Change of Control Payment Date, the Change of Control Payment will become due and payable upon each Note tendered and accepted for payment by the Company. Each Holder has the right to tender all or any part of the Notes registered in such Holder’s name and any portion of a Note tendered must be tendered in a minimum amount of $2,000 or an integral multiple of $1,000 in excess thereof or smaller denominations issued to accommodate book entry positions created in denominations of less than $2,000 by DTC or its participants. Tenders of Notes may be withdrawn at any time prior to the Withdrawal Date. See “—Withdrawal of Acceptance.”

Unless the Company defaults in paying the Change of Control Payment, all Notes accepted for purchase pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date, but any Note not tendered pursuant to this Change of Control Offer will continue to accrue interest at the rate set forth in the Indenture.

Terms of the Change of Control Offer

The Change of Control Offer is being made pursuant to Section 4.15 of the Indenture governing the Notes, which provides that, upon the occurrence of a Change of Control, the Company must make an offer to each Holder to repurchase all or any part (equal to a minimum denomination of $2,000 or an integral multiple of $1,000 in excess thereof or smaller denominations issued to accommodate book entry positions created in denominations of less than $2,000 by DTC or its participants) of that Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes repurchased to the date of purchase, subject to the rights of the Holder of Notes on the relevant record date to receive interest due on the relevant interest payment date. The acquisition by the Buyer, directly and indirectly, of all the outstanding shares of the Company pursuant to the Purchase Agreement constituted a Change of Control under the Indenture.

Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Acceptance Letter, the Company will accept for payment, and thereby purchase, all Notes validly tendered on or prior to the Expiration Date and not properly withdrawn in the manner described herein under “—Withdrawal of Acceptance.” The term “Expiration Date” means 5:00 P.M. (New York City Time) on March 3, 2014. Notes purchased pursuant to the Change of Control Offer are expected to be paid for in immediately available funds on the third business day after the Expiration Date. Pursuant to the terms of the Indenture, Holders electing to have any Notes purchased pursuant to the Change of Control Offer, must surrender the Notes to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, prior to the Expiration Date. In all cases, payment to tendering Holders will be made only after timely receipt by the Depositary of the documentation described under “—Procedures for Tendering.”

Holders of Notes that are not tendered pursuant to this Change of Control Offer will not have the right after the Expiration Date to require the repurchase of those Notes as result of the Change of Control that is the subject of this Change of Control Offer. Following completion of the Change of Control Offer, if fewer than all of the Notes have been tendered and purchased in the Change of Control Offer the Company may, or may cause any affiliates to, purchase additional Notes in the open market, in privately negotiated transactions, through subsequent tender offers or otherwise or may seek to cause the Notes to be retired or defeased, as applicable. Any future purchases may be on the same terms or on terms that are more or less favorable to Holders than the terms of the Change of Control Offer. Any future purchases by the Company or any affiliates will depend on various factors at that time.

Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to a minimum denomination of $2,000 in principal amount or an integral multiple of $1,000 in excess thereof or smaller denominations as described in Section 2.01(a) of the Indenture.

Procedures for Tendering

All of the Notes were issued in book-entry form, and all of the Notes are currently represented by one or more global certificates registered in the name of a nominee of DTC. Each beneficial owner of Notes held through a participant (a “DTC Participant”) of DTC must instruct such DTC Participant to cause its Notes to be tendered in accordance with the procedures set forth in this Offer to Purchase.

For a Holder to validly tender Notes pursuant to this Offer to Purchase, either an Acceptance Letter (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and any other required documents (including the executed “Option of Holder to Elect Purchase” attached to the Notes completed), must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to 5:00 pm. (New York City time), on the Expiration Date and Notes must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to 5:00 p.m. (New York City time) on the Expiration Date.

Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant that holds Notes through DTC must transmit its acceptance through the DTC Automated Tender Offer Program (“ATOP”) (for which the transaction will be eligible), and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Depositary’s account at DTC and send an Agent’s Message to the Depositary for its acceptance. The Depositary will (promptly after the date of this Change of Control Offer) establish accounts at DTC for purposes of this Change of Control Offer with respect to Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Notes into the Depositary’s account through ATOP. However, although delivery of interests in the Notes may be effected through book-entry transfer into the Depositary’s account through ATOP, an Agent’s Message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the Depositary at its address set forth on the last page of this Change of Control Offer prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participant has received an Acceptance Letter and agrees to be bound by the terms of the Acceptance Letter and the Company may enforce such agreement against such DTC Participant.

By executing an Acceptance Letter (or a facsimile thereof) or permitting an Agent’s Message to be delivered (as set forth above and subject to and effective upon acceptance for purchase and payment for the Notes tendered therewith), a tendering Holder will irrevocably sell, assign and transfer to or upon the order of the Company or its assignee all right, title and interest in and to all such Notes tendered thereby, waives any and all rights with respect to the Notes (including, without limitation, the tendering Holder’s waiver of any existing or past defaults and their consequences with respect to the Notes), and releases and discharges any obligor of the Notes from any and all claims such Holders may have now, or may have in the future, arising out of or related to the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes, and each such Holder irrevocably selects and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as agent of the Company and as the Trustee under the Indenture) with respect to such Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, in each case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to or control over funds from the Company, except as agent for the Company for the Change of Control Payment), all in accordance with the terms of the Change of Control Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such Holder with respect to such Notes will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective).

The method of delivery of Notes and Acceptance Letters, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the person tendering and delivering acceptances or Acceptance Letters, and, except as otherwise provided in the Acceptance Letter, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested is recommended and enough time should be allowed to ensure delivery prior to the Expiration Date.

ACCEPTANCE LETTERS AND NOTES MUST BE SENT ONLY TO THE DEPOSITARY. HOLDERS ARE NOT REQUIRED TO AND SHOULD NOT TENDER OR DELIVER NOTES TO THE COMPANY OR THE TRUSTEE AT ANY TIME.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance and withdrawal of Acceptance Letters will be determined by the Company, in its sole discretion, and their determination will be final and binding. The Company reserves the absolute right to reject any and all Acceptance Letters that it determines are not in proper form or the acceptance of which would, in the Company’s opinion, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defect, irregularity or condition of delivery in the Acceptance Letter of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company’s interpretation of the terms and conditions of the Change of Control Offer (including the instructions in the Acceptance Letter) will be final and binding. Any defect or irregularity in connection with deliveries of Acceptance Letters must be cured within such time as the Company determines, unless waived by the Company. Deliveries of Acceptance Letters shall not have been deemed to have been made until all defects or irregularities have been waived by the Company or cured. None of the Company, the Trustee, the Depositary , the Paying Agent or any other person will be under any duty to give notification of any defects or irregularities in Acceptance Letters or any notices of withdrawal, or will incur any liability for failure to give any such notification.

Withdrawal of Acceptance

Each properly completed and executed Acceptance Letter or Agent’s Message will be accepted by the Company, notwithstanding any transfer of the Notes to which such Acceptance Letter or Agent’s Message relates, unless the procedure for withdrawal described below has been followed.

Tender of Notes (in a minimum denomination of $2,000 or an integral multiple of $1,000 in excess thereof or smaller denominations issued to accommodate book entry positions created in denominations of less than $2,000 by DTC or its participants) may be withdrawn at any time prior to 5:00 P.M. (New York City time) on March 4, 2014 (the “Withdrawal Date”) in accordance with the term set forth in this Offer to Purchase.

A DTC Participant who has transmitted its acceptance through ATOP in respect of Notes held through DTC may, prior to the Withdrawal Date, withdraw the instruction given thereby by (i) withdrawing its acceptance through ATOP or (ii) delivering to the Depositary a telegram, telex, facsimile transmission or letter setting forth the name and number of the DTC Participant, the principal amount of Notes delivered for purchase to which such withdrawal relates, and a statement that such DTC Participant is withdrawing its election to have such Notes purchased. In order to withdraw Notes held by DTC on or prior to the Withdrawal Date, a DTC Participant must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 5:00 P.M. (New York City time) on the Withdrawal Date.

A Holder may withdraw its election to tender its Notes, prior to the Withdrawal Date, by delivering to the Depositary, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase to which such withdrawal relates, and a statement that such Holder is withdrawing his election to have such Notes purchased.

A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person’s name appears on its transmission through ATOP or Acceptance Letter, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A Holder or DTC Participant may withdraw a tender only if the withdrawal complies with the provisions of this Change of Control Offer.

Withdrawal of an election to tender Notes will be deemed made only when actually received by the Depositary.

A withdrawal of an acceptance of the Change of Control Offer may be rescinded only by (i) a new transmission of acceptance through ATOP or (ii) the execution and delivery of a new Acceptance Letter, in accordance with the procedures set forth herein.

The Depositary’s addresses for tendering of Notes and

delivery of all other documentation required pursuant to the Offer to Purchase are:

Wilmington Trust, National Association, as depositary

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1615

Attn: Workflow Management, 5th Floor

By facsimile:

(For Eligible Institutions only):

(302) 636-4190

Attn: Workflow Management

Confirmation:

DTC2@wilmingtontrust.com

By Mail:	By Overnight Courier:	By Hand:
Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attn: Workflow Management, 5th Floor	Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attn: Workflow Management, 5th Floor	Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE 19890-1615 Attn: Workflow Management, 5th Floor

The Company’s addresses for delivery of any documentation or communication required pursuant to the Offer to Purchase:

Satélites Mexicanos, S.A. de C.V.

Paseo de la Reforma No. 222

Piso 20, Col. Juárez,

06600 México DF, México

By facsímile:

+52 (55) 2629-5865

Confirmation:

+52 (55) 2629-5800

Attn: Juan Antonio García Gayou Facha

By Mail:	By Overnight Courier:	By Hand:
Satélites Mexicanos, S.A. de C.V. Paseo de la Reforma No. 222 Piso 20, Col. Juárez, 06600 México DF, México	Satélites Mexicanos, S.A. de C.V. Paseo de la Reforma No. 222 Piso 20, Col. Juárez, 06600 México DF, México	Satélites Mexicanos, S.A. de C.V. Paseo de la Reforma No. 222 Piso 20, Col. Juárez, 06600 México DF, México